The Real Brokerage Inc.

(formerly ADL Ventures Inc.)

Interim Condensed Consolidated Financial Statements

June 30, 2021

(Unaudited)

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

The Real Brokerage Inc. Unaudited Interim Condensed Consolidated Statements of Financial Position (In thousands of U.S. dollars)

		June 30,	December 31,
	Note	2021	2020
Assets
Cash	13	37,904	21,226
Restricted cash		47	47
Investment securities available for sale at fair value	14	8,857	-
Trade receivables	12	209	117
Other receivables		23	221
Prepaid expenses and deposits		175	89
Current assets		47,215	21,700
Intangible assets	15	1,127	-
Property and equipment	15	57	14
Right-of-use assets	15	151	193
Non-current assets		1,335	207
Total assets		48,550	21,907
Liabilities
Accounts payable and accrued liabilities		3,244	815
Other payables		320	64
Lease liabilities	18	87	85
Current liabilities		3,651	964
Lease liabilities	18	87	130
Accrued Stock-based Compensation		327	15
Warrants outstanding		276	-
Non-current liabilities		690	145
Total liabilities		4,341	1,109
Equity (Deficit)
Share premium	16	47,234	21,668
Stock-based compensation reserve		7,376	2,760
Deficit		(25,219)	(18,448)
Equity (Deficit) attributable to owners of the company		29,391	5,980

Non-controlling interests	16	14,818	14,818
Total liabilities and equity		48,550	21,907

Approved by the Board of Directors on August 11, 2021:

Tamir Poleg	Guy Gamzu
CEO	Director

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (In thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2021	2020	2021	2020
Revenue	8	23,095	2,594	32,404	5,530
Cost of sales	9	20,667	2,313	28,739	4,865
Gross profit		2,428	281	3,665	665
General & Administrative expenses	9	3,801	482	7,881	1,266
Marketing expenses	9	942	209	1,385	361
Research and development expenses	9	475	49	902	72
Other income		-	(1)	-	(1)
Operating loss		(2,790)	(458)	(6,503)	(1,033)
Listing expenses		-	803	-	803
Finance costs		158	15	268	17
Loss before tax		(2,948)	(1,276)	(6,771)	(1,853)
Net Loss		(2,948)	(1,276)	(6,771)	(1,853)
Total loss and comprehensive loss		(2,948)	(1,276)	(6,771)	(1,853)
Earnings per share
Basic and diluted loss per share	10	(0.053)	(0.032)	(0.122)	(0.056)

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Interim Condensed Consolidated Statements of Changes in Equity (In thousands of U.S. dollars)

			Stock-based
		Share	compensation		Non- controlling	Total
	Note	premium	reserve	Deficit	interests	equity (deficit)
Balance, at January 1, 2020		1,265	1,622	(14,827)	-	(11,940)
Total loss and comprehensive loss		-	-	(3,621)	-	(3,621)
Shares issued to former ADL shareholders	5	271	-	-	-	271
Increase in ADL shares and options	5 (i)	459	-	-	-	459
Shares issued via private placement	5 (ii)	1,588	-	-	-	1,588
Conversion of series A preferred shares	5 (iv)	11,750	-	-	-	11,750
Conversion of convertible debt	5 (v)	250	-	-	-	250
Exercise of stock options	5 (vi)	2	-	-	-	2
Shares issued via private placement	16	500	-	-	-	500
Shares issued via Pipe transaction	6	-	-	-	14,818	14,818
Warrants issued via Pipe transaction	6	5,583	-	-	-	5,583
Equity-settled share-based payment		-	1,138	-	-	1,138
Balance, at December 31, 2020		21,668	2,760	(18,448)	14,818	20,798

Balance, at January 1, 2021		21,668	2,760	(18,448)	14,818	20,798
Total loss and comprehensive loss		-	-	(6,771)	-	(6,771)
Exercise of Warrants		26,475	-	-	-	26,475
Acquisitions of Common Shares for Restricted Share Unit (RSU) plan		(919)	-	-	-	(919)
Release of vested common shares from employee benefit trusts		-	-	-	-	-
Shares cancelled		-	-	-	-	-
Exercise of stock options		10	-	-	-	10
Equity-settled share-based payment		-	4,616	-	-	4,616
Balance, at June 30, 2021		47,234	7,376	(25,219)	14,818	44,209

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Interim Condensed Consolidated Statements of Changes in Equity (In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020
Cash flows from operating activities
Loss for the period	(2,948)	(1,276)	(6,771)	(1,853)
Adjustments for:
- Depreciation	44	22	86	49
- Equity-settled share-based payment transactions	1,868	(15)	4,616	197
- Listing expenses	-	459	-	459
- Finance costs (income), net	158	1	268	(4)
	(878)	(809)	(1,801)	(1,152)
Changes in:
- Trade receivables	518	131	(92)	(26)
- Other receivables	1	(21)	198	(21)
- Prepaid expenses and deposits	(12)	1	(86)	-
- Accounts payable and accrued liabilities	622	73	2,429	595
- Stock Compensation Payable (RSU)	205	-	312	-
- Other payables	250	8	256	(2)
Net cash provided by (used in) operating activities	706	(617)	1,216	(606)
Cash flows from investing activity
Change in restricted cash	-	1	-	-
Purchase of property and equipment	(29)	-	(43)	-
Acquisition of subsidiaries consolidated for the first time (a)*	-	-	(1,100)	-
Net cash provided by (used in) investing activity	(29)	1	(1,143)	-
Cash flows from financing activities
Investments in securities	(8,857)	-	(8,857)	-
Proceeds from private placement	-	1,588	-	1,588
Additional proceeds from Qualifying Transaction	-	321	-	321
Proceeds from exercise of Warrants	26,475	-	26,475	-
Proceeds from issuance of convertible debt	-	250	-	250
Proceeds from loans and borrowings	-	172	-	172
Purchases of Common Shares for Restricted Share Unit (RSU) Plan	(919)	-	(919)	-
Proceeds from exercise of stock options	10	-	10	-
Payment of lease liabilities	(21)	(18)	(41)	(33)
Net cash provided by financing activities	16,688	2,313	16,668	2,298
Net change in cash and cash equivalents	17,365	1,697	16,741	1,692
Cash, beginning of period	20,527	53	21,226	53
Fluctuations in foreign currency	12	(1)	(63)	3
Cash, end of period	37,904	1,749	37,904	1,748

(a) ACQUISITION OF SUBSIDIARIES CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 7

Assets and liabilities of the subsidiaries:	Six months ended
	June 30,
	2021	2020
Intangible assets	1,100	-
Cash used in the acquisition of a subsidiary consolidated for the first time	1,100	-

*Reclassified

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

1. General information

The Real Brokerage Inc. (formerly ADL Ventures Inc.) ("Real" or the "Company") is a technology-powered real estate brokerage firm, licensed in over 32 states with over 2,451 agents. Real offers agents a mobile focused tech-platform to run their business, as well as attractive business terms and wealth building opportunities.

The consolidated operations of Real include the wholly-owned subsidiaries of Real Technology Broker Ltd., Real Pipe LLC incorporated on November 5, 2020 under the laws of the state of Delaware, Real Broker MA, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker CT, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker, LLC (formerly Realtyka, LLC) incorporated on October 17, 2014 under the laws of the state of Texas, and Real Brokerage Technologies Inc. (formerly Realtyka Tech Ltd.) incorporated on June 29, 2014 in Israel.

On June 5, 2020, the Company completed the "Qualifying Transaction" under Policy 2.4 - Capital Pool Companies of the TSX Venture Exchange (TSX-V) (see Note 5). Real's common shares are listed on the TSX-V under the symbol REAX.

On May 17, 2021 the Company announced that the TSX-V has accepted its filing for notice in respect of a normal course issuer bid (NCIB) to be transacted through the facilities of the TSX-V, the Nasdaq and alternative trading systems in accordance with the requirements of the TSX-V. Pursuant to the NCIB, Real may purchase up to 1,792,548 post-consolidated (7,170,190 pre-consolidated) of its common shares (Shares) during the period of May 20,2021 to May 20, 2022. The purpose of the purchase of common shares under the NCIB is to enable the Company to acquire shares to satisfy the RSU Plan. (see Note 11(D)) for more information.

On May 26. 2021 the Company announced it will be consolidating all of its issued and outstanding common shares (Common Shares) on the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares (the "Share Consolidation").

On June 15, 2021 Real's common shares began trading on the Nasdaq Capital Market (Nasdaq) under the symbol "REAX". Trading of the Common Shares will continue on the TSX-V under the same symbol, 'REAX". The purpose of the Nasdaq listing is to enhance shareholder value through improved visibility and increased trading liquidity.

2. Basis of preparation

A. Statement of compliance

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended December 31, 2020. These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors on August 10, 2021.

B. Functional and presentation currency

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars. All amounts have been rounded to the nearest thousands of dollars, unless otherwise noted.

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

2. Basis of preparation (cont'd)

C. Significant judgments, estimates and assumptions

The preparation of Real's unaudited interim condensed consolidated financial statements require management to make judgments, estimates and assumptions that effect the amounts reported. In the process of applying Real's accounting policies, management was required to apply judgment in certain areas. Estimates and assumptions made by management are based on events and circumstances that existed at the unaudited interim condensed consolidated balance sheet date. Accordingly, actual results may differ from these estimates.

The significant judgments, estimates and assumptions in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the years ended December 31, 2020 and 2019.

D. Basis for segmentation

In measuring its performance, the Company does not distinguish or group its operations on a geographical or on any other basis, and accordingly has a single reportable operating segment.  Management has applied judgment by aggregating its operating segments into one single reportable segment for disclosure purposes. Such judgment considers the nature of the operations, and an expectation of operating segments within a reportable segment, which have similar long-term economic characteristics.

The Company's Chief Executive Officer is the chief operating decision maker, and regularly reviews operations and performance on an aggregated basis. The Company does not have any significant customers or any significant groups of customers.

3. Basis of consolidation

i. Subsidiaries

Subsidiaries are entities controlled by the Company. The Company 'controls' an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements from the date on which control commences until the date on which control ceases.

ii. Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated. Unrealized losses are eliminated in the same way unrealized gains, but only to the extent there is no evidence of impairment.

4. Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2020.

A. Changes in accounting policies

The Company monitors the potential changes proposed by the IASB and analyzes the effect that changes in the standards may have on its operations.

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

4. Significant accounting policies (cont'd)

A. Changes in accounting policies (cont'd)

Standards issued but not yet effective up to the date of issuance of these consolidated financial statements are described below. This description is of the standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective.

In January 2020 the IASB issued amendments to IAS 1 - Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement rate and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 - First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 - Financial Instruments in relation to which fees an entity includes when applying the '10 percent' test for derecognition of financial liabilities, iii) IAS 41 - Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 - Leases in relation to an illustrative example of reimbursement for leasehold improvements. The Company does not expect any material impact from the adoption of these amendments.

In August 2020 the IASB issued a package of amendments to IFRS 9 - Financial Instruments, IAS 39 - Financial Instruments: Recognition and Measurement, IFRS 7 - Financial Instruments: Disclosures, IFRS 4 - Insurance Contracts and IFRS 16 - Leases in response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The amendments are aimed at helping companies to provide investors with useful information about the effects of the reform on those companies' financial statements. These amendments complement amendments issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The new amendments relate to:

•changes to contractual cash flows - a company will not be required to derecognize or adjust the carrying amount of financial instruments for changes required by the interest rate benchmark reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

•hedge accounting - a company will not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria; and

•disclosures - a company will be required to disclose information about new risks that arise from the interest rate benchmark reform and how the company manages the transition to alternative benchmark rates.

These amendments are effective on or after January 1, 2021, with early adoption permitted.

In February 2021 the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

4. Significant accounting policies (cont'd)

A. Changes in accounting policies (cont'd)

Business Combinations

Business combinations are accounted for under the purchase method. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 'Business Combinations', are recognized at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standards.

Excess of fair value of purchase consideration and the acquisition date non-controlling interest over the acquisition date fair value of identifiable assets acquired and liabilities assumed is recognized as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the surplus is credited to the consolidated statements of profit or loss in the period of acquisition.

Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalized within 12 months of the acquisition date.

Those provisional amounts are adjusted through goodwill during the measurement period, or additional assets or liabilities are recognized to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date. These adjustments are called as measurement period adjustments. The measurement period does not exceed twelve months from the acquisition date.

Any non-controlling interest in an acquiree is measured at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. This accounting choice is made on a transaction-by-transaction basis.

Acquisition expenses are charged to consolidated statements of profit or loss.

If the Group acquires a group of assets in a company that does not constitute a business in accordance with IFRS 3, the cost of the acquired group of assets is allocated to the individual identifiable assets acquired based on their relative fair value.

5. Qualifying transaction

A. ADL Ventures Inc.

On June 5, 2020, Real completed its transaction with ADL Ventures Inc. (ADL), a capital pool company, incorporated under the Business Corporations Act (British Columbia), which constitutes the Company's "Qualifying Transaction" under Policy 2.4 - Capital Pool Companies of the TSX-V.

On March 5, 2020, Real and ADL entered into a securities exchange agreement (Securities Exchange Agreement) pursuant to which ADL would acquire all the issued and outstanding securities of Real as part of the Qualifying Transaction.

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

5. Qualifying transaction (cont'd)

A. ADL Ventures Inc. (cont'd)

The Securities Exchange Agreement provided for the acquisition of all the issued and outstanding common shares, warrants and options of Real by the Company in exchange for common shares and options of ADL. As a result of the Qualifying Transaction, ADL became the sole beneficial owner of all the outstanding securities of Real.

		Number of	Number of
	Note	options	shares	Value

ADL shares and options issued and outstanding		300	2,275	271
Effect of transaction with ADL:
Increase in value of ADL shares and options issued to shareholders of ADL	i	-	-	459
Shares issued pursuant to private placement	ii	-	5,190	1,588
Shares and options issued to shareholders of Real	iii	1,418	10,536	14,818
Conversion of Real series A preferred shares	iv	-	17,115	11,750
Conversion of Real convertible debt	v	-	824	250
ADL options exercised	vi	-	169	2
Effect of transaction on share capital		1,718	36,109	29,138

B. Transactions

i. Increase in value of ADL shares and options issued to shareholders of ADL

Accounting for the transaction under IFRS 2, Share-based payment arrangements, the fair value of the existing shares and options of ADL are increased by $459.

ii. Shares issued pursuant to private placement

Concurrent with the Qualifying Transaction, Real raised $1,588 by way of a private placement of subscription receipts (the "Private Placement"). Each subscription receipt was exercisable into one common share, automatically, and upon completion of the Qualifying Transaction.

The common shares issued pursuant to the Private Placement are subject to a six-month regulatory hold period from the date of closing the Private placement, comprised of a four-month regulatory hold plus a two-month hold period based on contractual lock-up commitments of the subscribers.

iii. Shares and options issued to shareholders of Real

Real had 10,449 ordinary stock and 1,418 options on a post-consolidated basis, exchanged for ADL common stock on a basis of 1 to 1.0083.

iv. Conversion of Real series A preferred shares

Immediately prior to the Qualifying Transaction, Real series A preferred shares were converted on a one-for-one basis into Real ordinary stock and exchanged for ADL common stock on a basis of 1 to 1.0083.

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

5. Qualifying transaction (cont'd)

B. Transactions (cont'd)

v. Conversion of convertible debt

On February 17, 2020 and March 31, 2020, Real raised an aggregate of $250 by way of convertible loan, with the principal amounts converted immediately prior to the closing of the transaction at a post consolidated price per share of $0.30348 which was in turn exchanged into common shares on a basis of 1 to 1.0083.

vi. ADL options exercised

Subsequent to the transaction, 169 of the ADL options on a post-consolidated basis were exercised into common shares.

6.  Pipe Transaction

On December 2, 2020, the Company completed an equity investment by private equity funds indirectly controlled by Insight Holdings Group, LLC (Insight Partners) for gross proceeds of USD $20 million (approximately CAD $26.28 million)

Insight Partners were issued 4,321,712 post-consolidated preferred units (Preferred Units) of a newly and wholly owned subsidiary of the Company, Real PIPE, LLC formed under the laws of the State of Delaware, that are exchangeable into the same number of common shares of the Company (Common Shares) and 4,321,712 post-consolidated share purchase warrants of the Company that are exercisable for Common Shares (Warrants). Each Warrant entitled the holder to subscribe and purchase one Common Share at a post-consolidated exercise price of $5.90 (CAD $7.60) for a period of 5 years, subject to certain acceleration terms.

On June 15, 2021, in connection with the listing of Real's common shares on the Nasdaq, Real delivered an Acceleration Notice to certain funds managed by Insight Partners providing for the acceleration of the expiry date to June 30, 2021, of an aggregate 4,321,712 post-consolidated, previously issued Warrants. All Warrants held by Insight Partners were exercised into Common Shares for gross proceeds of $26.6 million (CAD $32.8 million) on June 28, 2021.

The preferred shares and warrants were classified as equity. The preferred shares are presented as non-controlling interest in the unaudited interim consolidated financial statements.

7.  RealtyCrunch Acquisition

On January 11, 2021, Real completed the acquisition of the business assets and intellectual property of RealtyCrunch Inc. (RealtyCrunch). The transaction was settled in cash for an aggregate purchase price of USD $1.1 million plus 46,069 post-consolidated Common Share purchase warrants of Real. Each warrant is exercisable into one Common Share at a post-consolidated price of $4.24 (CAD $5.44) for a period of four years. In connection with this acquisition, Real also granted 610,193 post-consolidated stock options (Options), which vest over a 4-year period. The Company has determined the acquisition meets the definition of business combinations within the scope of IFRS 3, Business Combination and has 12 months from the date of purchase to determine the purchase price allocation among the assets purchased and any amounts attributable to goodwill. The expense related to the acquisition was $38 and is recognized as depreciation expense.

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

7.  RealtyCrunch Acquisition (cont'd)

The following table summarizes the estimated provisional fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Intangible assets	1,165
Goodwill	-
Total assets acquired	1,165

The estimated fair values of the tangible and intangible assets referring to acquisition which were made in 2021 are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company's management believes the information provides a reasonable basis for estimating the fair values of these amounts but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but not later than the measurement period.

8. Revenue

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cost of sales	20,667	2,313	28,739	4,865
Operating Expenses
Compensation expenses	2,650	185	5,957	312
Marketing expenses	942	209	1,385	361
Consultancy	900	230	1,473	571
Administrative expenses	528	68	1,028	340
Dues and subscriptions	104	2	185	22
Depreciation	44	22	86	49
Occupancy costs	4	14	6	8
Total cost of sales, marketing expenses, administrative	25,885	3,053	38,907	6,564

9. Expenses by nature

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cost of sales	20,667	2,313	28,739	4,865
Operating Expenses
Compensation expenses	2,650	185	5,957	312
Marketing expenses	942	209	1,385	361
Consultancy	900	230	1,473	571
Administrative expenses	528	68	1,028	340
Dues and subscriptions	104	2	185	22
Depreciation	44	22	86	49
Travel	46	10	48	36
Occupancy costs	4	14	6	8
Total cost of sales, marketing expenses, administrative	25,885	3,053	38,907	6,564

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

10.      Loss per share

A. Basic loss per share

	Three months ended June 30,		Six months ended June 30,
In thousands of shares	2021	2020	2021	2020
Issued ordinary shares at beginning of period	25,462	10,449	25,462	10,449
Effect of Qualifying Transaction	-	-	-	1
Effect of Warrant exercise	2,202	-	2,202	-
Effect of share options issued	-	23,854	-	23,854
Weighted-average number of ordinary shares at June 30,	27,664	34,303	27,664	34,304
Loss per share
Basic loss per share	(0.107)	(0.032)	(0.24)	(0.06)

B. Diluted loss per share

In thousands of shares	Six months ended June 30, 2021
Common Shares	40,177
Convertible Preferred Units	4,322
Warrants	46
Restricted Share Units	249
Options issued in the share pool	8,551
Options remaining in the pool	2,018
Fully Diluted number of ordinary shares	55,363
Diluted loss per share	(0.122)

11. Share-based payment arrangements

A. Description of share-based payment arrangements

i. Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock-option plan that entitles key management personnel and employees to purchase shares in the Company. Under the stock-option plan, holders of vested options are entitled to purchase shares based for the exercise price as determined at grant date.

The key terms and conditions related to the grants under these programs are as follows; all options are to be settled by physical delivery of shares.

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

11. Share-based payment arrangements (cont'd)

B. Measurement of fair values

	Number of		Contractual
Grant date	instruments	Vesting conditions	life of options
Balance Dec 31, 2020	3,454
On January, 2021	610	25% immediately, 25% on first anniversay, then Quarterly Vesting	10 years
On January, 2021	41	25% on first anniversary, then quarterly vesting	10 years
On January, 2021	418	Quarterly Vesting	10 years
On March, 2021	60	25% on first anniversary, then quarterly vesting	10 years
On March, 2021	29	Quarterly Vesting	10 years
On May, 2021	48	4 years quarterly, 1 year cliff	10 years
On May, 2021	176	3 years quarterly	10 years

30-Jun-21	4,836

The fair value of the stock-options has been measured using the Black-Scholes formula which was also used to determine the Company's share value.  Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair values at the grant and measurement date were as follows:

	June 30,	December 31,
	2021	2020
Share price	$8.91	$3.68
Exercise price	$7.34 to $8.64	$0.40 to $7.04
Expected volatility (weighted-average)	65.0%	65.0% to 66.1%
Expected life (weighted-average)	10 years	3 to 10 years
Expected dividends	-%	-%
Risk-free interest rate (based on government bonds)	1.98%	1.38%

Expected volatility has been based on an evaluation of based on a comparable companies' historical volatility of the share price, particularly over the historical period commensurate with the expected term.

C. Reconciliation of outstanding stock-options

		Weighted-		Weighted-
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	June 30,	June 30,	December 31,	December 31,
	2021	2021	2020	2020
Outstanding at beginning of period (year)	3,213	$0.70	1,448	$0.52
Granted	1,382	$1.12	2,006	$1.48
Exercised	(260)	$(0.31)	(241)	$(0.40)
Outstanding at end of period (year)	4,335	$0.81	3,213	$1.08
Exerciseable at period (year)	1,809		776

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

11. Share-based payment arrangements (cont'd)

The stock-options outstanding as at June 30, 2021 had an average post-consolidated exercise price of $5.66 (December 31, 2020: $1.08) and a weighted-average contractual life of 10 years (December 31, 2020: 3.6 years).

D. Restricted share unit plan

i. Restricted share unit plan

On September 21, 2020, the Company established a restricted share unit plan. Under the plan agents are eligible to receive restricted share units (RSU's) that vest as common shares of Real. The RSU's are earned in recognition of personal performance and ability to attract agents to Real. The expense recognized in relation to these awards for the six months ended June 30, 2021 was $312 and is recorded as a stock-based compensation expense on the unaudited interim consolidated statements of loss and comprehensive loss.

RSU's purchased in the agent stock purchase plan are based on a percentage of commission withheld to purchase stock. These RSUs are expensed in the period in which those awards are deemed to be earned with a corresponding increase in liability. All awards under this plan are subject to a 12-month holding period. The liability will be classified into equity after the 12-month holding period has passed. The company will grant an additional 25% of shares as a bonus after the 12-month holding period has passed. The bonus RSUs are expensed in the period the original award is deemed earned with a corresponding increase in stock-based compensation reserve.

RSU's awarded for personal performance and the ability to attract agents earned in recognition of personal performance conditions and are subject to a 3-year vesting period. The company recognizes this expense during the applicable vesting period based upon the best available estimate of the number of equity instruments expected to vest with a corresponding increase in stock-based compensation reserve.

On May 20, 2021 the Company began transacting under the NCIB purchase up to 1,792,548 post-consolidated of its common shares (Shares) representing approximately 5% of the total 35,850,948 post-consolidated Shares of the Company's issued and outstanding as at April 30, 2021. Purchases will be made at prevailing market prices commencing on or about May 20, 2021 and ending on the earlier of: (i) one year from such commencement; or (ii) the date on which the Company has purchased the maximum number of Shares to be under the NCIB. The purpose of the purchase of common shares under the NCIB is to enable the Company to acquire shares to satisfy the RSU Plan. During the six months ended June 30, 2021, there were 105,000 shares purchased.

Real has appointed CWB Trust Services as the Trustee for the purposes of arranging for the acquisition of the Shares and to hold the shares in trust for the purposes of the RSU Plan as well as deal with other administration matters. Through the trustee, RBC Capital Markets (RBCCM) has been engaged to undertake purchases under the NCIB for the purposes of the RSU Plan. RBCCM is required to comply with the TSXV NCIB rules in respect of the purchases of Shares as the Trustee is considered to be a non-independent trustee by the TSXV for the purposes of the NCIB rules.

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

12. Trade receivables

	June 30,	December 31,
	2021	2020
Trade receivables	209	117
Total trade receivables	209	117

Information about the Company's exposure to credit and market risks, and impairment losses for trade receivables is included in Note 19(ii).

13. Cash

	June 30,	December 31,
	2021	2020
Bank balances	37,904	21,226
Total Cash	37,904	21,226

14. Investment securities available for sale at fair value

		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair Value
Description	Cost	Gains	Losses	June 30, 2021
Cash Investments	361		(2)	359
U.S. Government Bonds	4,732	1	(29)	4,704
Municipal bonds	2,897	5	(3)	2,899
Alternative Strategies	900		(5)	895
Short Term Investments	8,890	6	(39)	8,857

Investment securities are recorded at fair value. The company's investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities and certain corporate entities.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Finance (income) Costs. An unrealized loss exists when the current fair value of an individual security is less than the amortized cost basis.

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

15. Property and equipment, intangible assets and right-of-use assets

Reconciliation of carrying amount

	Intangible	Right-of-use	Computer	Furniture and
	assets	assets	equipment	equipment	Total
Cost
Balance at December 31, 2020	-	502	33	69	604
Additions	1,165	-	47	-	1,212
Balance at June 30, 2021	1,165	502	80	69	1,816
Accumulated depreciation
Balance at December 31, 2020		309	24	64	397
Depreciation	38	42	4	-	84
Balance at June 30, 2021	38	351	28	64	481

Carrying amounts
At December 31, 2020	-	193	9	5	207
At June 30, 2021	1,127	151	52	5	1,335

16. Capital and reserves

A. Share capital and share premium

All ordinary shares rank equally with regards to the Company's residual assets. Preference shareholders participate only to the extent of the face value of the shares.

		Share Premium				Non-redeemable
				Non-controlling interests		preference shares
		June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	Note	2021	2020	2021	2020	2021	2020
In issue at beginning of period (year)		21,668	1,265	14,818	-	-	11,750
Issued for cash		26,475	-	-	-	-	-
Conversion	5	-	11,750	-	-	-	(11,750)
Private placement	5	-	1,588	-	-	-	-
ADL shares	5	-	730	-	-	-	-
Conversion of convertible debt	5	-	250	-	-	-	-
Exercise of stock options	5	10	2	-	-	-	-
Acquisitions of Common Shares for restricted share unit plan (RSU)		(919)	-	-	-	-	-
Private placement	16	-	500	-	-	-	-
Warrants issued via Pipe transaction	6	-	5,583	-	-	-	-
Shares issued via Pipe transaction	6	-	-	-	14,818	-	-
In issue at end of period (year) - fully paid		47,234	21,668	14,818	14,818	-	-
Authorized (thousands of shares)		Unlimited	123,000	Unlimited	123,000	66,000	66,000

i. Preferred shares

During 2019, the Company completed a private placement of 1,786 post-consolidated series A preferred shares at a post-consolidated price of $0.56. The aggregate fair value of preferred shares issued were $1,000.

During 2020, the Company completed the Qualifying Transaction (Note 5) whereby the post-consolidated 17,115 series A preferred shares were converted into common shares.

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

16. Capital and reserves (cont'd)

ii.          Non- controlling interests

During 2020, the Company completed the Pipe Transaction whereby 4,321,712 post-consolidated preferred units at an aggregate post-consolidated price of $4.74 (CAD $6.08) per Preferred Unit were issued along with Warrants. The Preferred Units may be exchanged into common shares on a one-for-one basis. In connection with the Pipe Transaction, the Company also issued 4,321,712 post-consolidated Warrants, each exercisable into one common share at a post-consolidated price of $5.90 (CAD $7.60). On June 28, 2021 all Warrants were exercised for an aggregate gross price of $26.6 million (CAD $32.8 million).

iii.  Private Placement

During 2020, Real raised an aggregate amount of $500 ($665 CAD less customary expenses) by way of a non-brokered private placement of 475 post-consolidated common shares at a post-consolidated price of $1.09 ($1.40 CAD) per common share. The common shares issued in the non-brokered private placement will be subject to a four-month hold period and a six-month contractual lock-up.

17. Capital management

Real defines capital as its equity. The Company's capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company's objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks The Company sets the amount of capital in proportion to the risk and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real's objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company's capital management policies during the periods ended June 30, 2021 and 2020.

18. Lease liabilities

	June 30,	December 31,
	2021	2020
Maturity analysis - contractual undiscounted cash flows
Less than one year	93	90
One year to five years	88	181
Total undiscounted lease liabilities	181	271
Lease liabilities included in the balance sheet	174	215
Current	87	85
Non-current	87	130

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

19. Financial instruments - Fair values and risk management

The Company has exposure to the following risks arising from financial instruments:

- credit risk (see (ii));

- liquidity risk (see (iii));

- market risk (see (iv)). And

- investment risk (see (v)).

i.  Risk management framework

The Company's activity exposes it to a variety of financial risks, including credit risk, liquidity risk, market risk and investment risk. These financial risks are managed by the Company under policies to be set forth for approval by the Board of Directors. The principal financial risks are actively managed by the Company's finance department, within the policies and guidelines.

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company.

The Company's audit committee oversees how management monitors compliance with the Company's risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

ii. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. In order to mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

The carrying amount of financial assets and contract assets represents the maximum credit exposure.

Trade receivables and contract assets

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers other factors may influence the credit risk of the customer base, including the default risk associated with the industry and the country in which the customers operate.

Trade receivables and contract assets (cont'd)

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral.

As at June 30, 2021, the exposure to credit risk for trade receivables and contract asset by geographic region was as follows.

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

19. Financial instruments - Fair values and risk management (cont'd)

	June 30,	December 31,
	2021	2020
US	209	117
Other regions	-	-
Trade receivables	209	117

The Company uses an allowance matrix to measure the ECLs of trade receivables from individual customers, which comprise a very large number of small balances.

iii. Liquidity risk

Loss rates are calculated using a 'roll rate' method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different segments based on the following common credit risk characteristics - geographic region, credit information about the customer and the type of home purchased.

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, compared to current conditions of the Company's view of economic conditions over the expected lives of the receivables.

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

iv. Market risk

Market risk is the risk that changes in market prices - e.g. foreign exchange rates, interest rates and equity prices - will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are US dollars and Israeli shekel.

Exposure to currency risk

Sensitivity analysis

A reasonably possible strengthening (weakening) of the US dollar or Israeli shekel against all other currencies in which the Company operates as at June 30, 2021 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

19. Financial instruments - Fair values and risk management (cont'd)

	Average rate		Period-end spot rate
	Strengthening	Weakening	Strengthening	Weakening
June 30, 2021
ILS (- 5% movement)	18	(18)	16	(16)
December 31, 2020
ILS (- 5% movement)	209	(209)	199	(199)

Foreign Currency Risk Management

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows.

	Liabilities		Assets
	June 30,	December 31,	June 30,	December 31,
	2021	2020	2021	2020
ILS	(62)	(103)	527	863
CAD	(55)	(54)	301	300
Total Exposure	(117)	(157)	828	1,163

v. Investment risk

The Company invested funds from the PIPE transaction into a managed investment portfolio, exposing it to risk of losses based on market fluctuations. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. Funds apportioned for investment are allocated accordingly to the investment guidelines set forth by Management. Investments are made in U.S. currency.

The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

Information about the Company's investment activity is included in Note 14.

20. Commitments and contingencies

The Company may have various other contractual obligations in the normal course of operations. The Company is not contingently liable with respect to litigation, claims and environmental matters, including those that could result in mandatory damages or other relief. Any expected settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

21. Related parties

The Company's key management personnel are comprised of the CEO, the CFO, the Chief Product Officer, the Chief Strategy Officer, and other members of the executive team. Executive officers participate in the Company's stock option program (see Note 11(A)(i)). Directors or Officers of the Company control 21.84% of the voting shares of the Company. Key management personnel compensation for the period consistent of the following:

For the period ended	June 30, 2021	June 30, 2020
Salaries and benefits	614	233
Short-term employee benefits	-	6
Consultancy	180	29
Stock-based compensation	3,076	85
Compensation expenses related to Management	3,870	353

22. Subsequent events

A. Forced Exchange Event

On June 15, 2021, Real PIPE, LLC delivered to Insight Partners, a Forced Exchange Notice to convert all of the issued and outstanding Preferred Units of Real PIPE held by Insight Partners into an aggregate post-consolidated 4,321,172 Common Shares on August 3, 2021. The Preferred Units were part of the $20 Million Strategic Investment (Pipe Transaction) by Insight Partners into the Company on December 2, 2020. Following the Warrant exercise and Forced Exchange event, Insight Partners controls approximately 17.73% of the issued and outstanding Common Shares on a fully diluted basis.

B. Forward share split

On July 19, 2021, the Company implemented a forward split of all of its issued and outstanding Common Shares on the basis of four (4) post-split Common Shares for each one (1) pre-split Common Share (the "Share Split").